SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of November, 2004.

List of Exhibits:

1.	Press release: Further success for BioProgress in patent entitlement case.

Exhibit 1

BioProgress PLC

3 November 2004

Further success for BioProgress in patent entitlement case

BioProgress plc (AIM: BPRG; NASDAQ: BPRG) announces that in a hearing yesterday in the dispute between BioProgress Technology Limited and Stanelco Fibre Optics Limited (“Stanelco”), the UK Patents Court made further rulings following the previous judgment handed down on 1 October 2004.

The Court made various declarations about which company had invented the process of sealing water-soluble polymeric materials by radio frequency (“RF”) welding in order to form capsules. These declarations made reference to BioProgress’ sole entitlement to the main claim and all except three subsidiary claims in the Master Patent. The Court also clarified that BioProgress’ entitlement to the main patent claims in the Master Patent conferred no right upon Stanelco to use any of the subsidiary processes without the permission of BioProgress.

In its earlier judgment, the Court had held that Stanelco had misused Bioprogress’ confidential information by making the patent filings which founded the three families of patents. Yesterday, the Court made an Order for the commencement of the procedure for assessing the amount to be paid in damages by Stanelco to BioProgress for breach of confidence.

Stanelco was ordered to disclose details of its foreign patent applications, so that ownership of all patents and patent applications in the Master Patent family can be dealt with at a further, final hearing in approximately 4-6 weeks time.

The Court also made an order for costs in favour of BioProgress. Stanelco must make an interim payment towards these costs of approximately £180,000 within two weeks.

At the end of the hearing, Stanelco indicated that it had commenced an application to request the Court to reconsider certain aspects of the previous judgment. Stanelco was ordered to file its evidence within seven days.

Graham Hind, Chief Executive of BioProgress said: “We are very pleased that the Court has confirmed our entitlement to the main patent claims in the Master Patent and has awarded us interim costs . The Court has made clear directives to Stanelco as to the course of action it must now take. We remain as comfortable as we have always been with our position, and will be making no further comment until the next hearing is concluded.”

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards
Dated: November 3, 2004	Elizabeth Edwards
Chief Financial Officer